VINCI

Rueil, January 16, 2004

04 JAN 20 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

04012428

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Clear improvement in performance expected for 2003, good outlook for 2004

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 911 560 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

16 December 2003

Clear improvement in performance expected for 2003

Good outlook for 2004

Plan for considerable increase in dividend and advanced payout

Continuation of share buyback and cancellation programme

The VINCI Board of Directors met on 16 December 2003, chaired by Antoine Zacharias.

The Board took note of the commercial situation at the end of October. Following a satisfactory third quarter, orders remained at a high level for all business lines, reporting a 3% increase for the first 10 months of the year. The order backlog amounted to €11.8 billion, up 4.4% compared with the figure at 31 October 2002 and representing approximately nine months of average business activity.

The Board also examined the latest projections for the current fiscal year, which confirm that consolidated net sales will be around €18 billion.

This satisfactory level of business, despite unfavourable exchange rate fluctuations that had a negative impact of around €400 million, represents a year-on-year rise in net sales of over 4% at constant exchange rates. This improvement reflects the soundness of the company's business lines and their capacity to generate growth opportunities in markets that have stabilised, especially the French construction market.

Operating income is expected to again record higher growth than that in net sales, due in particular to the continued improvement in operating margins in the construction, road and energy business lines. The increase is a result of the policy that VINCI has determinedly pursued in these businesses, consisting of selective order-taking, offering services with very high value-added and controlling overheads.

In concessions, net income will take into account the negative impact of the first-half crisis in the air transport segment, as well as the risks of the Toll Collect operation in Germany, which will be provisioned for prudently. However, these effects will partly be compensated for by good performances from Cofiroute, where revenues are expected to show growth of close to 4%, and from VINCI Park, which is continuing to expand its number of contracts in France and elsewhere.

As regards the net income of VINCI, at the time of the publication of the first-half financial statements it was announced that the €500 million mark was expected to be passed. The latest projections confirm that net income will be over this amount.

On this basis, earnings per share will rise by over 10% year on year.

Given the good outlook for 2004, the Board of Directors intends to accept the proposal of Antoine Zacharias to put to the vote a significant increase in the dividend at the next Shareholders Meeting. Taking into account the expected improvement in net income and the Board's decision, the dividend distribution may amount to around 20%.

As already announced, the Board will also submit to the Shareholders Meeting a resolution to advance the dividend payout, which, depending on the approval of the shareholders, may take place on 11 May 2004.

At its meeting on 11 September 2003, the VINCI Board of Directors decided to use the authorisation given it by the Shareholders Meeting of 14 May 2003 to proceed with a share buyback programme. The Board noted that the buybacks carried out on the market until now had involved 500,000 shares, and decided to cancel an initial 420,000 shares, representing 0.5% of the capital stock. This will fully compensate for the creation of new shares due to the exercise of options carried out during 2003. After the cancellation, the equity capital is composed of 83,766,152 shares with a nominal value of €10.

Given the Company's financial soundness and capacity to generate positive operating cash flow for the long term, the VINCI Board of Directors intends to pursue its policy of share buybacks and cancellations in order to preserve the improvement in earnings per share.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on VINCI's website at www.vinci.com